UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
AMAG PHARMACEUTICALS, INC.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

00163U106

(CUSIP Number)
Martin Shkreli MSMB Capital Management, LLC 330 Madison Ave., 6th floor New York, NY 10017 (646) 495 - 5073

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 7, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:   Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 6 Pages)

1	NAME OF REPORTING PERSONS Bloomfield Partners LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,800 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 2,800 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,800 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01% (see Item 5)
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS Pompeii Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 2,800 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 2,800 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,800 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01% (see Item 5)
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS MSMB Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 2,800 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 2,800 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,800 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.01% (see Item 5)
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS MSMB Healthcare LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,242,981 shares
	8	SHARED VOTING POWER 0 shares
	9	SOLE DISPOSITIVE POWER 1,242,981 shares
	10	SHARED DISPOSITIVE POWER 0 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,240,181 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.86% (see Item 5)
14	TYPE OF REPORTING PERSON PN

1	NAME OF REPORTING PERSONS MSMB Healthcare Investors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,242,981 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,242,981 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,240,181 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.86% (see Item 5)
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS MSMB Healthcare Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,242,981 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,242,981 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,240,181 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.86% (see Item 5)
14	TYPE OF REPORTING PERSON OO

1	NAME OF REPORTING PERSONS Martin Shkreli
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0 shares
	8	SHARED VOTING POWER 1,245,781 shares
	9	SOLE DISPOSITIVE POWER 0 shares
	10	SHARED DISPOSITIVE POWER 1,245,781 shares
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,245,781 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.86% (see Item 5)
14	TYPE OF REPORTING PERSON IN

Item 1.  Security and Issuer

This statement relates to the common stock, par value $0.001 per share (the “Common  Stock”), of AMAG Pharmaceuticals, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is 100 Hayden Avenue, Lexington, MA 02421.

Item 2.  Identity and Background

The persons filing this statement are Bloomfield Partners LP (“Bloomfield”), Pompeii Management, LLC (“Pompeii”), MSMB Capital Management, LLC (“MSMB Capital”), MSMB Healthcare LP (“MSMB Healthcare”), MSMB Healthcare Investors LLC (“MSMB Investors”), MSMB Healthcare Management LLC (“MSMB Management”) and Martin Shkreli, a citizen of the United States of America (collectively, the “Reporting Persons”).

The principal business address of each of the Reporting Persons is 330 Madison Avenue, 6th Floor, New York, NY 10017.

Pompeii is the general partner of Bloomfield and MSMB Capital is the special limited partner and investment manager of Bloomfield.  MSMB Investors is the general partner of MSMB Healthcare and MSMB Management is the investment advisor of MSMB Healthcare.  Mr. Shkreli is the managing member of MSMB Capital, MSMB Investors and MSMB Management and, as such, is in a position to determine the investment and voting decisions made by each of the Reporting Persons.

Each of Bloomfield and Pompeii is organized in Texas.  MSMB Capital is organized in New York.  Each of MSMB Healthcare, MSMB Investors and MSMB Management is organized in Delaware.  Each of Bloomfield and MSMB Healthcare is primarily engaged in the business of investing in securities.  Pompeii is primarily engaged in the business of serving as the general partner of Bloomfield.  MSMB Investors is primarily engaged in the business of serving as the general partner of MSMB Healthcare.  Each of MSMB Capital and MSMB Management are primarily engaged in the business of investment advising and management.

Mr. Shkreli’s present principal occupation or employment is serving as (i) the managing member of MSMB Capital, (ii) the managing member of MSMB Investors, (iii) the managing member of MSMB Management and (iv) the Chief Executive Officer of Retrophin, LLC, a privately held biotechnology company.

None of the Reporting Persons has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

The Reporting Persons hold, in the aggregate, 1,245,781 shares of Common Stock.  The aggregate purchase price of the shares of Common Stock purchased by the Reporting Persons collectively was approximately $17,540,596 (including commissions).  The source of funding for the purchase of these shares of Common Stock was the general working capital of the respective purchasers..

Item 4.  Purpose of Transaction.

The Reporting Persons acquired the shares of Common Stock that they beneficially own for investment purposes in the ordinary course of their business of investing in securities.  The Reporting Persons intend to seek to influence and replace the Issuer’s management and to discuss the business operations of the Issuer, the maximization of stockholder value and the plan described below.

On August 3, 2011, MSMB Capital issued a press release (the “August 3 Release”) announcing that it had made an all-cash offer to the board of directors of the Issuer (the “Issuer Board”) to acquire the Issuer for $18.00 per share of Common Stock. MSMB Capital noted that it made the offer to provide the stockholders of the Issuer with a cash alternative that is more favorable than the proposed merger with Allos Therapeutics, Inc. (“Allos”) that was approved by the Issuer Board.

On September 22, 2011, MSMB Capital, together with certain of its affiliates, filed with the Securities and Exchange Commission (“SEC”) a preliminary consent statement in connection with its anticipated solicitation of written consents (the “Consent Statement”) from the stockholders of the Issuer to consent to the following actions the following actions without a stockholders’ meeting, as authorized by the Issuer’s amended and restated bylaws (the “Bylaws”) and Delaware General Corporation Law:

▪	that any changes to the Bylaws filed with the SEC after July 1, 2011, be repealed;

▪
that Article II, Section 2.4 of the Bylaws be amended to provide that any vacancies on the Issuer Board resulting from the removal of directors by the stockholders of the Issuer shall be filled exclusively by the stockholders of the Issuer;

▪
that six (6) directors of the Issuer, Joseph V. Bonventre, Michael Narachi, Brian J.G. Pereira, Lesley Russell, Davey S. Scoon and Ron Zwanziger, and each person, if any, nominated, appointed or elected by the Issuer Board prior to the effectiveness of this proposal to become a member of the Issuer Board at any future time or upon any event be, and hereby is, removed; and

▪	to elect each of the following five (5) individuals to serve as a director of the Issuer: William Ashton, Cornelius Golding, Peter Rheinstein, Steven Richardson and Andrew Vaino.

On September 22, 2011, MSMB Capital, together with certain of its affiliates, filed with the SEC a preliminary proxy statement in connection with its anticipated solicitation of proxies (the “Proxy Statement”) from stockholders of the Issuer to vote against the following proposals at the special meeting (the “Special Meeting”) of stockholders of the Issuer to be held on October 21, 2011, each as described in the joint proxy statement/prospectus filed by the Issuer and Allos with the SEC on September 15, 2011:

▪
the proposal to approve the issuance of the Issuer’s Common Stock to the stockholders of Allos in accordance with the terms of the Agreement and Plan of Merger and Reorganization, dated as of July 19, 2011, as amended on August 8, 2011, by and among the Issuer, Allos and Alamo Acquisition Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the; and

▪	the proposal to adjourn the Special Meeting, if necessary, to solicit additional proxies if there are not sufficient votes to approve the adoption of the Share Issuance Proposal.

On September 22, 2011, MSMB Capital, together with certain of its affiliates, filed with the SEC a press release (the “September 22 Release”) announcing the filing of the Consent Statement and the Proxy Statement.

On September 30, 2011, MSMB Capital, together with certain of its affiliates, filed with the SEC a presentation (the “ISS Presentation”) provided to Institutional Shareholder Services, Inc. relating to the matters described in the Consent Statement and the Proxy Statement.

On September 29, 2011, MSMB Capital delivered to the Issuer a letter (the “Request Letter”) requesting to inspect a complete list of the Issuer’s stockholders and other corporate records as permitted by applicable state law (the “Stockholder List Demand Letter”) and Rule 14a-7 of the Securities Exchange Act of 1934, as amended. The purpose of the Stockholder List Demand Letter is to enable MSMB Capital to communicate with the Issuer’s stockholders in connection with the Consent Statement and the Proxy Statement.

A fund affiliated with MSMB Capital intends to commence an all-cash offer to acquire all of the issued and outstanding shares of Common Stock of the Issuer for $18.00 per share, net to the seller in cash, without interest and subject to any required withholding of taxes (the “Contemplated Purchase Price”), subject to certain conditions (the “Contemplated Tender Offer”).  The purpose of the Contemplated Tender Offer is to acquire control of, and the entire equity interest in, the Issuer.  The Contemplated Purchase Price represents a cash premium of 25% to the closing price of the Common Stock on August 2, 2011.

The Contemplated Tender Offer described in this Schedule 13D has not yet commenced, and nothing contained in this Schedule 13D is, or shall be construed to be, the commencement or announcement of a tender offer . The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Common Stock. The Contemplated Tender Offer may be commenced only by the filing of a tender offer statement on Schedule TO (the “Tender Offer Statement”) with the SEC (including an offer to purchase, a related letter of transmittal and the other offer documents).  If the Contemplated Tender Offer is announced and commenced, as is currently intended, the Issuer’s stockholders should read the Tender Offer Statement and other related documents when they become available because they will contain important information.  The Tender Offer Statement and other filed documents will be made available to all stockholders of the Issuer, at no expense to them and will also be available for free at the SEC’s website at www.sec.gov.

On October 7, 2011, MSMB Capital delivered the following letter to the Issuer:

MSMB CAPITAL MANAGEMENT LLC
330 MADISON AVENUE
NEW YORK, NY 10017

October 7, 2011

The Board of Directors
AMAG Pharmaceuticals, Inc.
100 Hayden Avenue
Lexington, Massachusetts 02421

Ladies and Gentlemen:

MSMB Capital Management beneficially owns approximately 5.85% of the outstanding shares of AMAG's common stock, intends to acquire more shares and will vote every share it owns against the ill-conceived merger of AMAG and Allos Therapeutics, Inc. (“Allos”).   We are also urging our follow stockholders to vote AGAINST the merger with Allos.

We have come to our conclusion regarding the merger after reviewing the proposed valuation of Allos and the stated merits of the transaction.  We urge The Board of Directors of AMAG as well as our fellow stockholders to read the article entitled "Amag-Allos: Worst Bio-Merger in History", by Adam Feuerstein, published on TheStreet.com on July 20, 2011, as well as the Citigroup Investment Research Report entitled "AMAG: The Difference Between Fiction and Reality? Fiction has to Make Sense", published on October 4, 2011.  Both of these reports further demonstrates the skepticism that surrounds this proposed merger and the reasons that it is bad for AMAG and its stockholders.

In its filings with the Securities and Exchange Commission, AMAG contends that Folotyn is under patent protection until 2026.  However, Folotyn's orphan status expires in 2016 and we believe that it is unlikely that Folotyn’s 6,028,071 and 7,622,470 patents will adequately protect it from generic competition.  Folotyn’s 6,028,071 and 7,622,470 patents are "method of use" patents and are widely considered to be less robust than "composition of matter” patents. Folotyn is currently protected by orphan status because its composition of matter patent previously expired.  The Folotyn "method of use" patent is based on the novelty of using an antifolate to treat cancer and that concept is of questionable inventive ingenuity. Scientists, oncologists and pharmaceutical manufacturers have long known that antifolates are generally potent anticancer compounds, and pralatrexate (Folotyn) is a traditional antifolate. Accordingly, seasoned pharmaceutical investors believe that relying on a “method of use” patent is risky because many of such patents do not withstand legal challenge.

Although AMAG and Allos claim that the combined entity may break-even in 2013 and generate full-year profits in 2014, AMAG stockholders may only benefit from Folotyn's orphan status (and enhanced cash flows) for a period as short as three years before Folotyn generics enter the market.  We believe that due to this patent risk, it is inappropriate and unacceptable to pay the Allos stockholders 39% of the stock of AMAG.  Unlike Folotyn, Feraheme, AMAG’s  key product, has long-term patent protection that includes barriers to manufacturing and characterization.  Due to the poorly-conceived merger with Allos and other missteps described herein, we believe that all stockholders should vote against the merger and that AMAG’s board of directors and management team must be disarmed and replaced with competent leadership that will act in the interests of AMAG’s stockholders.

The key decision makers at AMAG are unable to create stockholder wealth and have a history of destroying stockholder value. Mr. Narachi, the Chairman of the Board of AMAG, is also the Chief Executive Officer of Orexigen Therapeutics, Inc. and through this role has presided over the approximately 74% year-to-date decline in Orexigen’s stock price.  Dr. Pereira has been the Chief Executive Officer of AMAG during its staggering 80% peak-to-date decline in stock price. We are disappointed that stockholders have permitted these two men to be the key decision makers for these companies and is shocked that Mr. Narachi and Dr. Pereira believe they are qualified to lead AMAG.  The combination of these men is a toxic cocktail of mismanagement that must be removed or diluted before AMAG loses all of its remaining value.  Indeed, AMAG’s common stock is, as of today, trading close to cash value, an ominous view by the market of AMAG's future under current management.

We are also concerned that the Board of Directors of AMAG has demonstrated repeated faith in Dr. Pereira and his management despite the fact that in October 2010 AMAG was forced to terminate 24% of its employees.  Even more surprising was the fact that the Compensation Committee of AMAG granted Dr. Pereira a $100,000 increase in his base salary in 2010 and amended his employment agreement to provide for a significantly larger change of control payment despite the Compensation Committee stating in AMAG's 2011 Proxy Statement that the Company’s management was “well short” of meeting the performance goals set by the Board of Directors.

Most troubling to us is the fact that neither Dr. Pereira nor Mr. Narachi own a significant stake in the stockholder's company.  Dr. Pereira has "gotten rich" on the AMAG stock that he sold at the height of the market and the salary that he received while destroying AMAG's trading value. According to AMAG's proxy, he currently owns 357,864 shares, of which 352,864 shares are in the form of options.  Therefore, Dr. Pereira basically owns 5,000 shares of the stockholder's company.  A CEO who is aligned with his stockholders should own more than .02% of a company.  Further compounding the problem is that Dr. Narachi has 40,984 options and Restricted Stock Units, but owns 0 shares of AMAG stock.  However, in 2010 AMAG and its stockholders paid Mr. Narachi $67,500 and assorted stock and option awards.

We believe that it is fundamentally wrong for the Chief Executive Officer and Chairman of the Board to own a fraction of one percent of AMAG in the aggregate.  We also believe that it is inappropriate to empower such people to overpay the Allos stockholders for a declining drug and supervise the loss of approximately 80% of stockholder value over the past four years.

On August 1 and 2, 2011, we attempted to contact Dr. Pereira and AMAG in advance of submitting our offer.  Furthermore, on August 3, 2011, after submitting our offer, we and our representatives attempted to reach contact Dr. Pereira as well as AMAG's financial and legal advisors in order to discuss our proposed offer.  However, Dr. Pereira and AMAG's financial and legal advisors ignored or rebuffed our overtures.  Notwithstanding our and our advisors’ efforts, AMAG’s board of directors and its advisors granted us a total of 0 minutes to explain our source of financing, to discern our level of interest in AMAG or to investigate our ability to raise our bid should we and our representatives be granted a limited due diligence period and other customary provisions. We view AMAG’s board of directors and its advisors as reckless in this regard. Unfortunately, these actions are not surprising considering the destruction of stockholder value that has occurred at companies managed by Mr. Narachi and Dr. Pereira.

We are committed to completing our proposed $18 per share all cash transaction and accordingly are encouraging all of AMAG’s stockholders to vote AGAINST the Allos merger. We urge the Board of Directors of AMAG to acknowledge the obvious flaws in the proposed merger with Allos and to proceed in a manner that is in the interests of the stockholders of AMAG.

Sincerely,

/s/ Martin Shkreli

Martin Shkreli

The complete terms of the plan are set forth in the August 3 Release, the Consent Statement, the Proxy Statement, the September 22 Release and the ISS Presentation filed herewith.  A copy of the August 3 Release is filed herewith as an exhibit and incorporated herein by reference, and any descriptions herein of the August 3 Release are qualified in their entirety by reference to the August 3 Release.  A copy of the Consent Statement is filed herewith as an exhibit and incorporated herein by reference, and any descriptions herein of the Consent Statement are qualified in their entirety by reference to the Consent Statement.  A copy of the Proxy Statement is filed herewith as an exhibit and incorporated herein by reference, and any descriptions herein of the Proxy Statement are qualified in their entirety by reference to the Proxy Statement.  A copy of the September 22 Release is filed herewith as an exhibit and incorporated herein by reference, and any descriptions herein of the September 22 Release are qualified in their entirety by reference to the September 22 Release.  A copy of the ISS Presentation is filed herewith as an exhibit and incorporated herein by reference, and any descriptions herein of the ISS Presentation are qualified in their entirety by reference to the ISS Presentation.

The Reporting Persons may, from time to time and at any time, acquire additional shares of Common Stock and/or other equity, debt, notes, instruments or other securities and/or derivative securities relating thereto (collectively, “Securities”) of the Issuer in the open market or otherwise.  They reserve the right to dispose of any or all of their shares of Common Stock in the open market or otherwise, at any time and from time to time, and to engage in any hedging or similar transactions with respect to the Securities.

Item 5.  Interest in Securities of the Issuer.

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 1,245,781 shares of Common Stock, representing approximately 5.88% of the Issuer’s outstanding Common Stock (based on 21,202,959 shares of Common Stock outstanding as of September 9, 2011, as set forth in Amendment No. 1 to the Registration Statement on Form S-4 filed by the Issuer on September 14, 2011).

(b) Bloomfield has sole voting power and sole dispositive power with regard to 2,800 shares of Common Stock.  Each of Pompeii, MSMB Capital and Mr. Shkreli have shared voting power and shared dispositive power with regard to such shares of Common Stock.  MSMB Healthcare has sole voting power and sole dispositive power with regard to 1,242,981 shares of Common Stock.  Each of MSMB Investors, MSMB Management and Mr. Shkreli have shared voting power and shared dispositive power with regard to such shares of Common Stock.

Each of Pompeii, MSMB Capital and Mr. Shkreli, by virtue of their relationships to Bloomfield, may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the shares of Common Stock which Bloomfield directly beneficially owns.  Each of MSMB Investors, MSMB Management and Mr. Shkreli by virtue of their relationships to MSMB Healthcare, may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the shares of Common Stock which MSMB Healthcare directly beneficially owns.  Each of Pompeii, MSMB Capital, MSMB Investors, MSMB Management and Mr. Shkreli disclaim beneficial ownership of such shares of Common Stock for all other purposes.

(c) During the past 60 days, the Reporting Persons made open market purchases of an aggregate of 850,968 shares of Common Stock from August 8, 2011 through October 7, 2011, for a price per share ranging from $13.6988 to $15.1543.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Other than as set forth in the Consent Statement and the Proxy Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any person with respect to securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

The following documents are filed as exhibits:

1.	Joint Filing Agreement of the Reporting Persons*
2.	Press Release, dated August 3, 2011*
3.	Consent Statement (incorporated by reference to the Preliminary Consent Statement filed with the SEC by MSMB Capital Management LLC on September 22, 2011)
4.	Proxy Statement (incorporated by reference to the Preliminary Proxy Statement filed with the SEC by MSMB Capital Management LLC on September 22, 2011)
5.
Press Release, dated September 22, 2011 (incorporated by reference to the Additional Soliciting Materials filed with the SEC pursuant to Rule 14a-12 on September 22, 2011 by MSMB Capital Management LLC)

6.
Presentation, dated September 30, 2011 (incorporated by reference to the Additional Soliciting Materials filed with the SEC pursuant to Rule 14a-12 on September 30, 2011 by MSMB Capital Management LLC)

*filed herewith

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   October 7, 2011

BLOOMFIELD PARTNERS LP

/s/ Martin Shkreli
Name:  Martin Shkreli
Title:    Authorized Person

POMPEII MANAGEMENT, LLC

/s/ Martin Shkreli
Name:  Martin Shkreli
Title:    Authorized Person

MSMB CAPITAL MANAGEMENT, LLC

/s/ Martin Shkreli
Name:  Martin Shkreli
Title:    Managing Member

MSMB HEALTHCARE LP
By MSMB Healthcare Investors LLC, its general partner

/s/ Martin Shkreli
Name:  Martin Shkreli
Title:    Managing Member

MSMB HEALTHCARE INVESTORS LLC

/s/ Martin Shkreli
Name:  Martin Shkreli
Title:    Managing Member

MSMB HEALTHCARE MANAGEMENT LLC

/s/ Martin Shkreli
Name:  Martin Shkreli
Title:    Managing Member

/s/ Martin Shkreli
Martin Shkreli